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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

     Reicher                        Michael              K.
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     (Last)                         (First)              (Middle)

     c/o Halsey Drug Co., Inc. 695 N. Perryville Rd. Bldg. 2
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                                    (Street)

     Rockford                       Illinois             61107
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     (City)                         (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Halsey Drug Co., Inc.             Symbol: HDG

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3.   IRS or Social Security Number of Reporting Person (Voluntary)



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4.   Statement for Month/Year

     10/99

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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chief Executive Officer

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7.   Individual or Group Filing (Check Applicable Line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                             6.
                                                        4.                                    5.             Owner-
                                                        Securities Acquired (A) or            Amount of      ship
                                         3.             Disposed of (D)                       Securities     Form:     7.
                                         Transaction    (Instr. 3, 4 and 5)                   Beneficially   Direct    Nature of
                           2.            Code           ------------------------------------  Owned at End   (D) or    In-direct
1.                         Transaction   (Instr. 8)                     (A)                   of Month       Indirect  Beneficial
Title of Security          Date          -------------      Amount      or     Price          (Instr. 3      (I)       Ownership
(Instr. 3)              (Month/Day/Year) Code     V                    (D)                   and 4)         (Instr.4) (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------------
Common Stock               10/1/98       A*                 2,186       A*     $1.8406                       D
---------------------------------------------------------------------------------------------------------------------------------
Common Stock                1/1/99       A*                 3,462       A*     $1.1625        5,648          D
=================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (over)

         * If this form is filed by more than one person, see
         Instruction 4(b)(v)


* See Footnote 2 to Table II.


                                                                 SFC 1474 (3/91)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                2.                                                                                        Deriv-    of
                Conver-                     5.                              7.                            ative     Deriv-   11.
                sion                        Number of                       Title and Amount              Secur-    ative    Nature
                or                          Derivative    6.                of Underlying        8.       ities     Secur-   of
                Exer-              4.       Securities    Date              Securities           Price    Bene-     ity:     In-
                cise     3.        Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)     of       ficially  Direct   direct
                Price    Trans-    action   or Disposed   Expiration Date   ----------------     Deriv-   Owned     (D) or   Bene-
1.              of       action    Code     of(D)         (Month/Day/Year)            Amount     ative    at End    In-      ficial
Title of        Deriv-   Date      (Instr.  (Instr. 3,    ----------------            or         Secur-   of        direct   Owner-
Derivative      ative    (Month/   8)       4 and 5)      Date     Expira-            Number     ity      Month     (I)      ship
Security        Secur-   Day/      -------  ------------  Exer-    tion               of         (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)      ity      Year)     Code  V   (A)   (D)    cisable  Date     Title     Shares     5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible
Senior Secured                                                              Common
Debentures      $ 1.404   3/10/98  A         (1)          3/10/98  3/15/03  Stock       213,675            213,675    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Common
Warrants        $ 1.404   3/10/98  A         (1)          3/10/98  3/15/05  Stock        30,303             30,303    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Common
Warrants        $ 2.279   3/10/98  A         (1)          3/10/98  3/15/05  Stock        30,303             30,303    D
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible
Senior Secured                                                              Common
Debentures      $ 1.404   6/12/98  A4        (2)          6/12/98  3/15/03  Stock        51,363             51,363    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Common
Warrants        $ 1.404   6/12/98  A4        (2)          6/12/98  3/15/05  Stock         7,284              7,284    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                            Common
Warrants        $ 2.279   6/12/98  A4        (2)          6/12/98  3/15/05  Stock         7,284              7,284    D
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified                                                               Common
Stock Options   $ 2.375   2/19/98  A4                       (3)    2/19/08  Stock     1,000,000          1,000,000    D
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible
Senior Secured                                                              Common
Debentures      $1.1312    4/1/99  A         (2)           4/1/99  3/15/03  Stock         4,111              4,111    D
------------------------------------------------------------------------------------------------------------------------------------
Non-qualified                                                               Common
Stock Options   $ 1.125   4/12/99  A         (4)           3/8/00   3/8/09  Stock       100,000            100,000    D
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible
Senior Secured                                                              Common
Debentures      $2.4250    7/1/99  A         (2)           7/1/99  3/15/03  Stock         1,939              1,939    D
------------------------------------------------------------------------------------------------------------------------------------
5% Convertible
Senior Secured                                                              Common
Debentures      $2.3063   10/1/99  A         (2)          10/1/99  3/15/03  Stock         1,789              1,789    D
====================================================================================================================================

Explanation of Responses:

(1) Purchased in connection with a private offering on March 10, 1998 consisting of a Convertible Debenture convertible at any time and Stock Purchase Warrants (30,303 shares of which are presently exercisable at $1.404 per share and 30,303 shares of which are presently exercisable at $2.279 per share).

(2)      Acquired pursuant to an option exercise in June 1998, consisting of:
         (i) a Convertible Debenture, convertible at any time; (ii) Warrants to purchase shares of common stock (7,284 shares of which are presently exercisable at $1.404 per share and 7,284 shares of which are presently exercisable at $2.279 per share); and (iii) certain interest payments payable quarterly which are paid in the form of shares of common stock of the Issuer (See Table I).

(3) Options vest quarterly, with 62,500 options vesting every quarter effective May 1, 1998.

(4) Options vest 25% annually, with 25,000 options vesting every March 8, beginning March 8, 2000.


/s/ Michael K. Reicher                                       November 9, 1999
---------------------------------------------            -----------------------
Michael K. Reicher                                                Date
Signature of Reporting Person

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.